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                          MORGAN, LEWIS & BOCKIUS LLP
                              ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                                          October 3, 2016

VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

    Re: Pioneer Series Trust V (File Nos. 333-129005; 811-21823)
        Registration Statement on Form N-1A

Ladies and Gentlemen:

    This letter is to respond to comments we received from Ms. Lisa Larkin and Mr. Jay Williamson of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") on September 27, 2016 regarding Post-Effective Amendment No. 28 to the Registration Statement on Form N-1A of Pioneer Series Trust V (the "Registrant"), with respect to Pioneer U.S. Corporate High Yield Fund, a new series of the Registrant (the "Fund"). Following are the Staff's comments and the Registrant's responses thereto:

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1.  Comment:   The Staff noted that in response to the Staff's original
               comments with respect to the Fund's investments in mortgage-related securities, the Registrant stated that the Fund may invest in mortgage-related securities subject to the Fund's policy to invest at least 80% of its net assets in high yield debt of U.S. corporate issuers. The Staff requested that, if possible, the Registrant quantify the approximate range of assets that the Fund will allocate to mortgage-related securities.

    Response:  The Registrant notes that there is no specific range of assets that the Fund will allocate to mortgage-related securities, but that, as noted in the Registrant's initial response, any such allocation is subject to the Fund's 80% policy.

2.  Comment:   The Staff noted that in response to the Staff's original
               comments with respect to the Fund's investments in insurance-linked securities, the Registrant noted that to the extent that an insurance-linked security is illiquid, that security would be counted toward the 15% limit on illiquid securities expressed by the SEC Staff. The Staff requested that the Registrant clarify if it considers insurance-linked securities to be liquid or illiquid.

    Response:  The Registrant notes that insurance-linked securities include an array of securities and instruments, with differing liquidity profiles. Traditional event-linked bonds (also known as catastrophe bonds) typically are issued pursuant to Rule 144A and can have an active secondary market among institutional investors. Structured reinsurance investments such as quota share instruments (whereby a capital market investor
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               participates in the returns and risks of a reinsurer's
               catastrophe business) generally do not have an active secondary market and are considered illiquid.

3.  Comment:   The Staff noted that in response to the Staff's original
               comments with respect to disclosure in the prospectus under "Choosing a class of shares," the Registrant stated that it would delete disclosure which states that "if you are not a U.S.
               citizen and are purchasing shares outside the U.S., you may pay different sales charges under local laws and business practices." The Staff requested that the Registrant clarify why it is deleting such disclosure.

    Response:  The Registrant notes that it is deleting the disclosure referenced by the Staff because it is superseded by disclosure on page 57 of the prospectus which states that the Fund is generally available for purchase in the United States, Puerto Rico, Guam, American Samoa and the U.S. Virgin Islands and that, except to the extent otherwise permitted by the fund's distributor, the fund will only accept accounts from U.S. citizens with a U.S. address or resident aliens with a U.S. address and a U.S. taxpayer identification number.
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    Please call the undersigned at (617) 951-8458 or Toby Serkin at (617)
951-8760 with any questions.

                                                  Sincerely,

                                                  /s/Jeremy Kantrowitz
                                                  --------------------
                                                  Jeremy Kantrowitz

cc:  Terrence J. Cullen
     Christopher J. Kelley
     Roger P. Joseph
     Toby R. Serkin

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